May 17, 2005

Mr. John B. Watkins, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
100 Light Street
Baltimore, Maryland 21202

	RE:	Meridian Healthcare Growth and Income Fund Limited
Partnership
      Revised Preliminary Consent Solicitation Statement on
Schedule
14A
		Filed April 28, 2005
		File No. 0-17596

Dear Mr. Watkins:

      We have reviewed your filing and have the following comments.
We have limited our review to the terms of the consent solicitation and your compliance with the requirements of Schedule 14A. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Feel free to call us at the telephone numbers listed at the end of this letter.

The Sale, page 13

Negotiations Regarding the Facilities, page 17

1. We note your response to comment 14. Please provide expanded information pursuant to Item 1015(b)(6) with respect to the analysis provided by Mr. Cortese, particularly the procedures he followed and the bases for and methods of arriving at his findings. In this regard, please provide more detail how Mr. Cortese valued the company`s portfolio at approximately $45 million. Also indicate whether the Fund shared the results of Mr. Cortese`s analysis with the Purchaser.

2. Disclose the substance of the preliminary budget for 2005 that the
Fund gave to the Purchaser or advise us why it is not material. Please note the staff`s position that projections must generally be disclosed and are considered material when they are also provided to third parties.

3. Please quantify Mr. Robinson`s aggregate offering price for the Fund`s limited partnership interests. Expand to explain the basis for the General Partners` concerns with respect to his offer. Why were the General Partners concerned that the offer would be reduced following a due diligence examination or that the financing was not assured?


4. Please provide more detail why the General Partners chose the Purchaser`s offer over Nexion`s final offer. For example, discuss the parties` abilities to finance the purchase price including why you believed that the Purchaser`s financing was more certain than Nexion`s. In addition, please explain why the General Partners were concerned that Nexion`s offer might be reduced following a due diligence review. Address why these concerns outweighed the fact that Nexion offered a higher price than the Purchaser.

5. Revise to provide an expanded description of the "financial and valuation analysis of the Fund" referenced on page 19 as requested in prior comments 14 and 15.

The Liquidation, page 26

6. We note various statements relating to your inability to provide any assurances regarding the amount that will be distributed to unit holders in the liquidation. Advise us whether you will resolicit consents in the event the distribution amount is materially less than the estimated $20 per unit, and if not, why. Can you at least provide a range of amounts by which the final distribution may be reduced?

General Partners` Recommendation, page 30

7. Please expand the second and third bullet points on page 31 to more thoroughly describe the nature of the information that the General Partners considered. For example, disclose the specific comparable sales and secondary market prices that the General Partners considered.

8. We note your revisions in response to prior comment 8. Revise the last bullet on page 31 to acknowledge that a potential conflict of interest exists as a result of the management fees payable to the affiliate of the Development General Partner.

9. Revise the third bullet point on page 32 to indicate what consideration the General Partners gave to the fact that the units have traded at a level higher than the anticipated $20 per unit distribution amount, and as high as $21.50, as indicated on page 38.










*	*	*	*

      Please respond to these comments by filing a revised preliminary consent solicitation statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

      Please contact Derek Swanson, Staff Attorney, at (202) 551-
3366
or me at (202) 551-3810 with any other questions.


								Sincerely,



								/s/ Michele M. Anderson
								Legal Branch Chief


















cc:	John Watkins
	Wilmer Cutler Pickering Hale and Dorr LLP
	Via Facsimile: 410.986.2828
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John Watkins
Wilmer Cutler Pickering Hale and Dorr LLP
May 19, 2005
Page 3 of 3


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE